Brian F. Faulkner
                         A PROFESSIONAL LAW CORPORATION
    27127 CALLE ARROYO, SUITE 1923 .  SAN JUAN CAPISTRANO, CALIFORNIA 92675
           T:  949.240.1361  .  F:  949.240.1362 . C: 714.608.2125
                             E: BRIFFAULK@AOL.COM





VIA FEDERAL EXPRESS AND EDGAR


July 6, 2006


H. Christopher Owings, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:   RMD Technologies, Inc.
      Amendment No. 7 to Registration Statement on Form 10-SB
      Filed June 16, 2006
      Amendment No. 4 to Form 10-KSB for the Fiscal Year Ended May 31, 2005 Filed June 16, 2006
      Amendment No. 1 to Form 10-QSB for the Quarter Ended February 28, 2006 Filed June 16, 2006
      File No. 0-51109

Dear Mr. Owings:

     This letter is in response to your letter of July 5, 2006 with regard to Amendment No. 7 to the Form 10-SB registration statement of RMD Technologies, Inc., a California corporation ("Company"), filed on June 16, 2006, Amendment No. 4 to Form 10-KSB for the fiscal year ended May 31, 2005, filed on June 16, 2006, and Amendment No. 1 to Form 10-QSB for the quarter ended February 28, 2006, filed on June 16, 2006. Each comment point in your letter will be addressed below and in an amended Form 10-SB, and an amended Form 10-QSB to be filed on EDGAR:

1. We have revised our calculations for the conversion option using the Black-Scholes option pricing model using the following assumptions: stock price volatility of 242%; risk free interest rate of 3.5%; dividend yield of 0% and 3 year term which resulted in an embedded derivative liability of $120,762. Additionally we have revised our disclosure regarding the methodology of valuing the conversion option of the debt.

     We have revised our stock price volatility related to the Black-Scholes options pricing model for the warrants to 242%. The stock price volatility of 242% was determined based upon 6 similar publicly traded companies. As a result, the fair value of the warrants totaled $77,389.

     We have revised our allocation of the principal balance of the convertible debt resulting in $120,762 allocated towards the derivative liability and $77,389 towards the warrant liability.

     Please see the attached pages, which provide the substantiation for the above-mentioned changes.

2. As requested, the Company will comply with Item 308(c) in future filings. The Company confirms that there were no changes in internal controls over financial reporting that occurred during the last quarter that has reasonably affected, or is reasonably likely to materially affect, internal controls over financial reporting.

     I have enclosed two marked copies of the filed Form 10-SB/A
(Amendment No. 8) and the filed Form 10-QSB/A (February 28, 2006)
(Amendment No. 2) showing the changes made pursuant to this letter.

     Should you have any additional comments or questions, please feel free to contact me.

                                       Sincerely,




                                       /s/  Brian F. Faulkner
                                       Brian F. Faulkner

cc:  Pat Galliher, RMD Technologies, Inc.


                                      SUMMARY

                                                     Date of Issue
                                                     1/27/2006       2/28/2006

Black-Scholes Warrants                               $  77,389       $  77,389
Calculation BCF                                        120,762         120,762

     Total derivative liability                      $ 198,150       $ 198,150
     Total proceeds                                  $ 100,000
     Total (expense) income or
     initial debt carrying amount                    $ (98,150)      $       -
     income (expense) related to warrants                            $       -
     income (expense) related to other derivatives                   $       -

     Financing Costs in prepaid expenses             $       -       $       -
     Expense using effective interest method         $       -       $       -

     Debt carrying amount                            $ (98,150)      $ (98,150)
     Additions to debt carrying amount                                       -

                                    Warrants
                                See Warrants Tab     $  77,389       $  77,389

                                       BCF
     Total Debt                                      $ 100,000       $ 100,000
     # of shares convertible into                   12,500,000       2,500,000
     Share price                                    $   0.0100       $  0.0100
     See BCF Tab                                       120,762         120,762

Black-Scholes Option-Pricing Model
For Conversion Feature Of Host Debt Dated 01/27/06

                                                   AT 01/27/06     AT 02/28/06

Input Variables
Number of Shares                                   12,500,000.0    12,500,000.0
Date Issued                                           27-Jan-06       27-Jan-06
Stock Price at Grant                                       0.01            0.01
Exercise Price                                             0.01            0.01
Term                                                       3.00            3.00
Volatility                                                  242%           242%
Annual Rate of Quarterly Dividends                         0.00%          0.00%
Discount Rate - Bond Equivalent Yield                      3.50%          3.50%

Intermediate Computations
Present Value of Stock Ex-Dividend                 $       0.01    $       0.01
Present Value of Exercise Price                    $       0.01    $       0.01
Cumulative Volatility                                    420.00%        420.00%

Call Option
Proportion of Stock Present Value                         98.32%         98.32%
Proportion of Exercise Price PV                           -1.90%         -1.90%
Call Option Value                                  $      0.0097   $    0.0097

Put Option
Proportion of Stock PV                                     -1.68%        -1.68%
Proportion of Exercise Price PV                            98.10%        98.10%
Put Option Value                                   $        0.01   $      0.01

Number of options valued                              12,500,000    12,500,000

                                                   $     120,762   $   120,762

Black-Scholes Option-Pricing Model
For Warrants Issuance Dated 01/27/06

                                                   AT 01/27/06    AT 02/28/06

Input Variables
Number of Shares                                   10,000,000.0   10,000,000.0
Date Issued                                           27-Jan-06      27-Jan-06
Stock Price at Grant                                       0.01           0.01
Exercise Price                                             1.09           1.09
Term                                                       3.00           3.00
Volatility                                                  242%           242%
Annual Rate of Quarterly Dividends                         0.00%          0.00%
Discount Rate - Bond Equivalent Yield                      3.50%          3.50%

Intermediate Computations
Present Value of Stock Ex-Dividend                 $       0.01   $       0.01
Present Value of Exercise Price                    $       0.98   $       0.98
Cumulative Volatility                                    420.00%        420.00%

Call Option
Proportion of Stock Present Value                         84.32%         84.32%
Proportion of Exercise Price PV                           -0.07%         -0.07%
Call Option Value                                  $     0.0077   $     0.0077

Put Option
Proportion of Stock PV                                   -15.68%        -15.68%
Proportion of Exercise Price PV                           99.93%         99.93%
Put Option Value                                   $       0.98   $       0.98

Number of options valued                             10,000,000     10,000,000

                                                   $     77,389   $     77,389

Accretion of Debt
Convertible Debentures for the 1/27/06 Issuance

Note terms:
Interest rate:             0.08
Maturity date:             8/31/2008

                          Principal     Principal     Principal     Convertible
                          Advances      Balance       Accretion    Debt balance

     1/27/2006            100,000                         0.00           0.00
     2/28/2006     32                     100,000     8,219.18       8,219.18

TOTAL PRINCIPAL
    & INTEREST                                        8,219.18       8,219.18

Industry Peer Volatility Calculations

                                                                    Weighted
                                                                     Average
                                                                   Volatility

Computed Volatility         480%    560%     8%    323%    64%    20%    242%
Number of Observations       26      26     26      19     26     26

  Closing                                     Trading Symbol
  Price                     ARCI    CWST    ARYC   WDWT    VRDM   ITRO

             1/31/2004      2.65     14.1    0.01           0.36     0.2
             2/28/2004      2.75    13.03    0.04           0.4      0.18
             3/31/2004      3.38    14.54    0.04           0.44     0.16
             4/30/2004      3.25     14.5    0.04           0.31     0.13
             5/31/2004       2.5    13.98    0.01           0.21     0.11
             6/30/2004      2.65    13.15    0.01           0.28      0.1
             7/31/2004      2.65    12.21    0.01           0.26     0.08
             8/31/2004      3.05    11.49    0.01    3.45   0.12     0.08
             9/30/2004      2.75    11.84    0.01     4.3   0.15     0.08
             10/31/2004     2.75    12.42    0.01    3.25   0.11     0.07
             11/30/2004        3    15.11    0.01    3.55   0.08     0.08
             12/31/2004      4.6    14.64    0.01    4.25   0.08     0.06
             1/31/2005      3.69    14.23    0.01     3.5    0.1     0.12
             2/28/2005       3.7    14.95    0.03    4.65   0.11      0.1
             3/31/2005         3    13.23    0.03       4   0.09     0.08
             4/30/2005      2.95    11.79    0.05    4.95   0.07     0.06
             5/31/2005      3.25    11.41    0.06    4.11   0.05     0.07
             6/30/2005      3.26       12   0.035    3.85   0.06     0.07
             7/31/2005       3.5    13.51   0.035     3.5   0.06     0.06
             8/31/2005       4.5    13.24   0.035     2.7   0.04     0.08
             9/30/2005       5.2    13.13   0.035     2.5   0.04     0.07
             10/31/2005      4.8    12.72    0.03    2.15   0.02     0.06
             11/30/2005      4.2    12.24    0.04    2.85   0.02     0.05
             12/31/2005      4.9    12.79   0.025    2.85   0.02     0.05
             1/31/2006       4.9    13.36    0.03     3.6   0.03     0.07
             2/28/2006      5.76    14.15    0.03       4   0.05     0.05